PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

February 24, 2011

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendment 11 to Registration Statement on Form S-1

Filed February 9, 2011

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated February 14, 2011, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on February 9, 2011.

Dilution, page 12

1.

The following table shows the calculations used for determining the dilution figures.

	100%	75%	50%	10%
Net Tangible Book Value Per Share Prior to Stock Sale	-0.0020	-0.0020	-0.0020	-0.0020
Net Tangible Book Value Per Share After Stock Sale	0.0084	0.0080	0.0072	0.0028
Increase in net book value per share due to stock sale	0.0104	0.0100	0.0092	0.0048
Loss (subscription price of $0.01 less NBV per share)	0.0016	0.0020	0.0028	0.0072

Net assets		(3,076)	(3,076)	(3,076)	(3,076)
plus % of proceeds	100,000	100,000	75,000	50,000	10,000
Total Net Assets		96,924	71,924	46,924	6,924

Original Shares		1,500,000	1,500,000	1,500,000	1,500,000
Diluted shares %	10,000,000	10,000,000	7,500,000	5,000,000	1,000,000
Total Shares		11,500,000	9,000,000	6,500,000	2,500,000

Total Net Assets Divided By Total Shares		0.0084	0.0080	0.0072	0.0028

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_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

February 24, 2011

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs